Jintai Mining Group, Inc.
No. 48 Qiaodong Road, Sien Town,
Huanjiang County Hechi City,
Guangxi Province, China 547100

June 28, 2011

VIA EDGAR AND FACSIMILE

H. Roger Schwall, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Main Stop Number 4628

Re: Jintai Mining Group, Inc: Registration Statement on Form S-1 (File No. 333-168803)

Dear Mr. Schwall:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Jintai Mining Group, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 5:00 p.m. (Washington, D.C. time), on June 28, 2011, or as soon as practicable thereafter.  The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

▪
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Arthur Marcus, Esq. at 212-752-9700 of Gersten Savage LLP, counsel to the Company, with any questions about this acceleration request.

Very truly yours, Jintai Mining Group, Inc.

By:	/s/ Danny Ho
Name: Danny Ho
Title: Chief Operating Officer